FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Telefónica, S.A.

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Item		Number

1.	Telefónica — Eighth Investor Conference: Guidance and shareholder remuneration target

RAMIRO SÁNCHEZ DE LERÍN GARCIA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A. as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
TELEFÓNICA, at its Eighth Investor Conference to be held today and tomorrow in London, will reiterate its commitment to distribute a dividend of 1.75 euros per share for 2012. It is the Company’s intention to maintain the current practice so that this dividend will be payable in two tranches. For such purpose the adoption of the corresponding corporate resolutions will be proposed.
Additionally, the Company will announce a minimum annual shareholder remuneration target of 1.75 euros per share beyond 2012. The form of this remuneration (dividend, share buy-back or a combination of both) will be decided considering circumstances and investors’ preferences by that time.
Telefónica’s shareholder remuneration will not be paid with debt.
The Company will also communicate its strategic guidelines up to 2013 and the expected consolidated performance of Telefónica based on the following key financial indicators:

	FY 2010 Adjusted[1]	CAGR 2010-2013E2,3
Revenue	€63,144 million	+1%/+4%
OIBDA margin	38.0%	Upper 30’s; limited erosion from 2010
CapEx	€8,541 million	< €27,000 million cumulative in FY 2011-13

[1]
FY 2010 adjusted figures for guidance include full consolidation of Vivo, HanseNet and Tuenti in the whole year (12 months) and excludes Manx Telecom’s results in January-June FY 2010. FY 2010 adjusted OIBDA excludes the capital gain from the revaluation of Telefónica’s pre-existing stake in Vivo at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom, non-recurrent restructuring expenses registered in the second half of FY 2010, and the capital gain derived from the disposal of Manx Telecom.

[2]	CAGR: Compounded Annual Growth Rate.

[3]
Guidance assumes constant exchange rates as of FY 2010 (average FX in FY 2010), excludes hyperinflationary accounting in Venezuela and changes in the perimeter of consolidation. At the OIBDA level guidance excludes write-offs (impairments of subsidiaries), capital gains/losses from companies disposals and significant exceptional mainly related with restructuring costs. Results from the operation in Costa Rica are excluded from guidance calculation. Group CapEx excludes Real Estate Efficiency Program of T. España, the Real State commitments associated to the new Telefónica premises in Barcelona and spectrum licenses.

This document contains statements that constitute forward looking statements about the Company, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations, which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.
Such forward looking statements, by its nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in these forward looking statements.
Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this communication. They are all encouraged to consult the Company’s communications and periodic filings made with the relevant securities markets regulators and, in particular, with the Spanish Securities Markets Regulator.
Madrid, April 13th, 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: April 13th, 2011	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors